SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page
1.1	Notice of the Annual General Meeting, dated April 8, 2015	A-1
2.1	Circular, dated April 8, 2015	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 9, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Mobile Limited (the “Company”) will be held on Thursday, 28 May 2015 at 10:00 a.m. in the Conference Room, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2014.

2.	To declare a final dividend for the year ended 31 December 2014.

3.	To re-elect executive Director.

4.	To re-elect independent non-executive Directors.

5.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix their remuneration.

And to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

6.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;

(b)	the aggregate number of Shares which may be purchased on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the number of issued shares of the Company at the date of passing this resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this resolution “Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:

(1)	the conclusion of the next annual general meeting of the Company; or

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting.”

7.	“THAT a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of:

(a)	20 per cent. of the number of issued shares of the Company at the date of passing this resolution, plus

(b)	(if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the number of issued shares of the Company at the date of passing this resolution).

Such mandate shall expire at the earlier of:

(1)	the conclusion of the next annual general meeting of the Company; or

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting.”

8.	“THAT the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of the annual general meeting in respect of the shares of the Company referred to in paragraph (b) of such resolution.”

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

8 April 2015

Notes:

1.	Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong at least 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	The Board of Directors has recommended a final dividend of HK$1.380 per share for the year ended 31 December 2014 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 30 June 2015 to those shareholders whose names appear on the Company’s register of members on 10 June 2015. Shareholders should read the announcement issued by the Company on 19 March 2015 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed 2014 final dividend.

4.	To ascertain shareholders’ eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 22 May 2015 to 28 May 2015 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 21 May 2015.

To ascertain shareholders’ entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 8 June 2015 to 10 June 2015 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 5 June 2015.

5.	Concerning resolution number 6 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2014 Annual Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

Executive Directors:	Registered Office:
Xi Guohua (Chairman)	60th Floor
Li Yue (Chief Executive Officer)	The Center
Xue Taohai	99 Queen’s Road Central
Sha Yuejia	Hong Kong
Liu Aili

Independent Non-executive Directors:
Lo Ka Shui
Frank Wong Kwong Shing
Moses Cheng Mo Chi
Paul Chow Man Yiu

8 April 2015

To the shareholders

Dear Sir or Madam,

1.	REPURCHASE MANDATE

This is the explanatory statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in connection with the proposed ordinary resolution set out in item 6 of the notice of the annual general meeting dated 8 April 2015 (the “AGM Notice”) for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes the memorandum required under section 239 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong). Reference in this document to “Shares” means share(s) of all classes in the capital of China Mobile Limited (the “Company”).

Exercise of the Repurchase Mandate

Whilst the directors of the Company (the “Directors”) do not presently intend to repurchase any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the ordinary resolution set out as item 6 of the AGM Notice (the “Repurchase Mandate”) is passed would be beneficial to the Company and its shareholders as a whole.

It is proposed that up to 10 per cent. of the number of issued Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 23 March 2015, the latest practicable date for determining such figures, 20,474,958,577 Shares were issued. On the basis of such figures, the Directors would be authorised to repurchase up to 2,047,495,857 Shares during the period up to the date of the next annual general meeting in 2016, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

Reasons for Repurchases

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

Funding of Repurchases

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its articles of association and the laws of Hong Kong, including distributable profits. Under the Companies Ordinance, a company’s distributable profits, in relation to the making of a payment by the company, are those profits out of which the company could lawfully make a distribution equal in value to the payment.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2014 dated 19 March 2015) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to do so, if the Repurchase Mandate is approved by the shareholders of the Company.

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Repurchases Made by the Company

No repurchases of Shares have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

Takeovers Code Consequences

If as a result of a repurchase of Shares by the Company, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any repurchase.

As at 23 March 2015 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Mobile Hong Kong (BVI) Limited (“CMHKBVI”), was recorded in the registers required to be kept by the Company under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as having an interest in 14,890,116,842 Shares, representing approximately 72.72 per cent. of the number of issued shares of the Company as at that date. In the event that the Repurchase Mandate is exercised in full and assuming that there is no change in the number of Shares held by CMHKBVI, the shareholding of CMHKBVI in the Company will be increased to approximately 80.80 per cent. of the reduced number of issued shares of the Company immediately after the exercise in full of the Repurchase Mandate. The Directors are not aware of any consequences in relation to CMHKBVI which would arise under the Takeovers Code as a result of such share repurchase by the Company. In addition, in exercising the Repurchase Mandate (whether in full or otherwise), the Directors will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the latest practicable date prior to the printing of this document were:

	Traded Market Price
	Highest	Lowest
	HK$	HK$
2014
March	74.65	63.65
April	75.30	68.60
May	78.60	71.65
June	77.00	73.75
July	87.00	75.45
August	96.75	84.45
September	102.20	89.65
October	96.90	87.15
November	99.30	93.50
December	95.90	87.40

2015
January	105.10	87.90
February	108.30	101.00
March (up to and including 23 March 2015)	106.40	97.85

Extension of Share Issue Mandate

A resolution as set out in item 8 of the AGM Notice will also be proposed at the annual general meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number of any Shares repurchased pursuant to the Repurchase Mandate.

2.	RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Company’s Articles of Association, Mr. XUE Taohai, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting (“Directors for Re-election”) are set out in the Appendix I to this circular. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraphs headed “Directors’ and Chief Executive’s Interest and Short Positions in Shares, Underlying Shares and Debentures” and “Share Option Schemes” in the 2014 Annual Report of the Company, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non full year’s service. Mr. Frank WONG Kwong Shing is entitled to an additional annual fee of HK$290,000 as a chairman of the Audit Committee, a member of the Remuneration Committee and Nomination Committee. Dr. Moses CHENG Mo Chi is entitled to an additional annual fee of HK$260,000 as a member of each of the Audit Committee, Remuneration Committee and Nomination Committee. In addition, for the financial year ended 31 December 2014, Mr. XUE Taohai received annual remuneration including retirement scheme contributions of HK$1,170,000, plus a discretionary bonus as determined by the Board with respect to the director’s performance. The remuneration of the director has been determined with reference to the individual’s duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed above, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

Mr. Frank WONG Kwong Shing was appointed as an independent non-executive director of the Company since August 2002. He has many years of finance and commercial experience and is a highly valued and respected member of the Board. He is also a chairman of the Audit Committee, a member of the Remuneration Committee and Nomination Committee. Each year, Mr. Frank WONG Kwong Shing provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Listing Rules and the Board believes that Mr. Frank WONG Kwong Shing is independent. The Board also believes that he is able to discharge his duties as an independent non-executive director of the Company and will also continue to contribute to the various committees of the Board. Accordingly, the Board is of the view that the re-election of Mr. Frank WONG Kwong Shing as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

Dr. Moses CHENG Mo Chi was appointed as an independent non-executive director of the Company since March 2003. He has extensive legal expertise and is a highly valued and respected member of the Board. He is also a member of each of the Audit Committee, Remuneration Committee and Nomination Committee. Each year, Dr. Moses CHENG Mo Chi provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Listing Rules and the Board believes that Dr. Moses CHENG Mo Chi is independent. The Board also believes that he is able to discharge his duties as an independent non-executive director of the Company and will also continue to contribute to the various committees of the Board. Accordingly, the Board is of the view that the re-election of Dr. Moses CHENG Mo Chi as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

Yours faithfully
Wong Wai Lan, Grace
Company Secretary

APPENDIX I

BIOGRAPHIES OF THE DIRECTORS PROPOSED FOR RE-ELECTION AT THE FORTHCOMING ANNUAL GENERAL MEETING

MR. XUE TAOHAI

Age 58, Executive Director, Vice President and Chief Financial Officer of the Company, principally in charge of the corporate affairs, finance and internal audit of the Company, joined the Board of Directors of the Company in July 2002. He is also a Vice President of CMCC, a director of CMC, and director and Chairman of China Mobile Finance. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with many years of experience in the telecommunications industry and financial management.

MR. FRANK WONG KWONG SHING

Age 67, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. He was appointed as the Chairman of the Audit Committee in May 2013. He currently also serves as an Independent Non-Executive Director of Industrial and Commercial Bank of China Limited (China), Chairman and Independent Non-Executive Director of Mapletree Greater China Commercial Trust Management Ltd, Non-Executive Director of PSA International Pte Ltd and PSA Corporation Limited in Singapore. He previously served as Vice Chairman of DBS Bank, Chairman of DBS Bank (Hong Kong) and DBS Bank (China) and was a member of the Boards of DBS Bank and DBS Group Holdings. Early on in his professional career, Mr Wong held a series of progressively senior positions at Citibank, JP Morgan and NatWest. More recently, Mr Wong was an Independent Non-Executive Director of Mapletree Investments Pte Ltd and National Healthcare Group Pte Ltd in Singapore. Committed to public service, he has held various positions with Hong Kong government bodies including Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and member of HKSAR’s Financial Services Development Council between 2013 and 2015.

DR. MOSES CHENG MO CHI, GBS, OBE, JP

Age 65, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include Hong Kong Exchanges and Clearing Limited and Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited).